UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission File Number 1-08323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cigna 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cigna Corporation
900 Cottage Grove Road
Bloomfield, Connecticut 06002

Required Information

Financial statements and schedules for the Cigna 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN

Financial Statements and
Supplemental Schedule

December 31, 2013 and 2012

CIGNA 401(k) PLAN TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	3
Notes to the Financial Statements	4

Supplemental Schedule
Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	17

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
   the Cigna 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cigna 401(k) Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania
June 27, 2014

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2013	2012
	(In thousands)
Assets

Investments, at fair value (See Notes 4, 5 and 6)	$3,978,568	$3,293,340

Notes receivable	75,017	66,696

Employer contribution receivable	4,017	3,623

Net assets available for benefits, at fair value	4,057,602	3,363,659

Adjustment from fair value to contract value for	(69,387)	(113,217)
fully benefit-responsive investment contracts
(See Note 2)

Net assets available for benefits	$3,988,215	$3,250,442

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2013	2012
	(In thousands)
Investment income

Net appreciation in fair value
of investments (See Note 5)	$634,520	$249,286

Interest	60,900	65,083

Dividends	277	300

	695,697	314,669

Interest income on notes receivable
from participants	2,012	1,755

Net investment income	697,709	316,424

Contributions

Employee contributions	166,337	135,592

Employer contributions	92,723	77,347

Rollover contributions	23,831	13,250

Total contributions	282,891	226,189

Deductions

Benefits paid to participants	(239,996)	(179,854)

Plan expenses	(2,831)	(2,493)

Total deductions	(242,827)	(182,347)

Net increase	737,773	360,266

Transfers from other plans (See Note 3)	-	87,359

Net assets available for benefits
Beginning of year	3,250,442	2,802,817

End of year	$3,988,215	$3,250,442

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of the Plan

The following description of the Cigna 401(k) Plan (the Plan) provides general information only.  A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the Plan’s Summary Plan Description and Prospectus.  Generally, all U.S.-based employees of Cigna Corporation (Cigna) and its participating subsidiaries are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Administration

The Cigna Corporation Retirement Plan Committee, which is comprised of three members of Cigna's management, is the primary Plan fiduciary as of April 25, 2012.  Its predecessor committee, the Corporate Benefit Plan Committee delegated responsibility for administration of the Plan to the Plan Administrator, a Cigna employee, and responsibility for the Plan’s financial management to Cigna's Chief Financial Officer (CFO).  These delegations remain in place under the current Committee.  The Plan Administrator and CFO have arranged with Prudential Retirement Insurance and Annuity Company (PRIAC) to perform the primary administrative, recordkeeping and asset management functions on behalf of the Plan.

Investments

The Plan’s investment options include a fixed group annuity contract (the Fixed Income Fund), which is a benefit-responsive investment contract (see Note 6); the Cigna Stock Fund that invests in Cigna common stock; and pooled separate accounts that invest in a variety of underlying funds. Participants may transfer assets among the investment options, subject to certain restrictions.  For example, transfers involving assets invested in the Cigna Stock Fund may be subject to any restrictions imposed under Cigna Corporation’s Policy on Securities Transactions and Insider Trading.  See Notes 4, 5 and 6 for additional information regarding the Plan’s investment options.

Employee Contributions

The Plan permits employees to make pre-tax (regular and catch-up), after-tax (Puerto Rico participants only through December 31, 2013) and Roth contributions (regular and catch-up). The contribution rate maximum is 80% of a participant’s eligible pay.  This is a total limit that applies to all employee contributions.  As a result of the Plan’s use of a “qualified automatic contribution arrangement” safe harbor, highly-compensated employees are not subject to a separate contribution rate limit.

The Plan uses an automatic contribution rate increase program called Contribution Accelerator.  If an eligible participant’s pre-tax contribution rate is at least 1% but less than 6%(7% effective January 1, 2014), the contribution rate is automatically increased 1% at the beginning of each year until it reaches 6%(7% effective January 1, 2014).  Eligible participants can opt out of Contribution Accelerator or change the date when the increase would go into effect each year.

All employees, however, are still subject to the annual dollar limit set by the Internal Revenue Service (IRS).  Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other Internal Revenue Code (IRC) limitations and any restrictions imposed under Cigna Corporation’s Policy on Securities Transactions and Insider Trading.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Employer Contributions

All employees are eligible for employer-matching contributions as soon as they join the Plan.

The Plan provides for several kinds of matching contributions, including a regular match and a variable match.  Regular matching contributions are made at the same time employee contributions are made, typically bi-weekly.

The Plan also provides a “true-up” matching contribution after the close of each Plan year.  The true-up match is an added employer contribution, if needed to make the year’s total matching contributions equal to what they would have been if made only once, based on the participant’s total annual eligible earnings, after the close of a year on a “look-back” basis.  That is, the true-up match provides otherwise missed regular matching contributions for eligible participants caused by changes in an employee’s contributions rates during the year.

All types of matching contributions (regular, variable, true-up) are collectively referred to as "employer contributions."

The maximum effective regular matching contribution is equal to 4.5% of a participant’s eligible earnings.  The actual match rate is equal to: 100% of the participant’s first 3% of pay contributed (a 3% of pay match), plus 50% of the participant’s next 3% of pay contributed (a 1.5% of pay match).  The company match rate applies to pre-tax, after-tax (if Puerto Rico), Roth contributions and catch-up contributions – to the extent those contributions are part of an employee’s first 6% of pay contributed.

The variable matching contribution is an annually-determined discretionary contribution that may be up to 2% of a participant’s eligible earnings. There were no variable matching contributions for the years ended December 31, 2013 and 2012.

Rollover Contributions

The Plan may accept rollover contributions.  Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E).  Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the employer contribution and b) investment earnings, net of expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Employee contributions and related investment earnings are fully vested at all times.

Employer contributions made after 2009 and related investment earnings become fully vested upon completion of two years of service for employees hired after December 31, 2009.  For employees hired before January 1, 2010, such employer contributions vest 20% after one year of service, and 100% after two years of service.  Employer contributions made before January 1, 2010 continue to vest gradually at the rate of 20% for each year of vesting service and are fully vested after five years. Employer contributions made at any time and related investment earnings become fully vested earlier when an employee reaches age 65; dies; becomes totally and permanently disabled; or continues to be employed by a participating Cigna company that is sold and does not maintain a successor plan.  Early vesting also would occur if Cigna discontinues matching contributions or terminates the Plan.

Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Forfeitures

A participant who is not fully vested forfeits any unvested employer contributions and related investment earnings upon termination of employment.  Forfeited amounts are restored if a participant returns to Cigna before incurring five consecutive one-year breaks in service.  Otherwise, forfeited amounts are used to reduce future employer contributions.  Employer contributions were reduced by forfeited amounts of approximately $2.4 million in 2013 and $0.8 million in 2012.

Notes Receivable

The notes receivable amount represents the unpaid principal balance on unpaid loans. The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, at an annual rate of interest with a specified repayment period.  The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have no more than two outstanding loans.  Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence.  The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities.  The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined. Loan interest rates remain fixed during the term of the loan.  The loan is secured by the participant’s account balance.  PRIAC charges a $50 fee to process Plan loans.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan.  Upon termination of employment for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment.  If the vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to an Individual Retirement Account or Individual Retirement Annuity (IRA) sponsored by a Prudential Retirement affiliate.  The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA.

To the extent a participant’s account is invested in the Cigna Stock Fund, the participant may elect to receive such amounts in shares of Cigna common stock.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Plan Expenses

Administrative expenses and investment management fees are reported separately, and participant accounts are directly charged, on a quarterly basis, with the same administrative fee regardless of their investment options.  As of December 31, 2012 and through March 31, 2013, the annualized fee was 0.09% (0.08%, effective April 1, 2013) of a participant’s account balance up to a maximum of $210.

Brokers’ commissions resulting from buying or selling stock in the Cigna Stock Fund are paid from the participants’ accounts and have been reflected as a reduction of the Cigna Stock Fund’s investment income in these financial statements.  Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by Cigna.

Plan Termination

Cigna intends to continue the Plan indefinitely, but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time.  If contributions are discontinued or the Plan is terminated, affected participants will become fully vested.  Upon Plan termination, net assets of the Plan will be distributed in the manner Cigna elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Plan Trustee

For the years ended December 31, 2013 and 2012, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

Note 2 - Significant Accounting Policies

Recent Accounting Pronouncements

Updated Fair Value Guidance. In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which changes certain principles or requirements for measuring fair value and for disclosing information about fair value measurements. The update was effective on January 1, 2012.  The adoption of this update had no impact on the measurement of Plan assets.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

As required by ASC 962 “Defined Contribution Pension Plans,” the Plan reports fully benefit-responsive investment contracts at fair value in the Statement of Net Assets Available for Benefits.  The adjustment of the fully benefit-responsive investment contracts from fair value to contract value is separately disclosed on the Statement to determine net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Valuation of Investments and Income Recognition

Plan investments are reported at fair value.  The fair value of Cigna common stock is based upon its quoted market price.  Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.  Plan management determines the estimated fair value of the Fixed Income Fund by approximating the market value of the underlying investments by discounting expected future investment cash flow from both investment income and repayment of principal. The estimate of fair value is then adjusted back to contract value to reflect the fact that withdrawals from the Fixed Income Fund are at contract value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recognized when earned.  Dividends are recognized on the declared date of record.  Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Note 3 – Plan Merger

On December 31, 2012, the HealthSpring, Inc. 401(k) Plan (HealthSpring Plan) was merged into the Plan.  In connection with this merger, approximately $84.4 million in assets were transferred from the HealthSpring Plan into the Plan.  These assets were temporarily deposited into a money market fund until individual accounts were established for the former HealthSpring Plan participants during the first week of January 2013.

In addition, approximately $2.6 million of outstanding loans taken by HealthSpring Plan participants were transferred into the Plan on December 31, 2012.  These loans were reamortized to reflect Cigna's pay schedule.  The reamortization changed the amount of each loan payment, but did not change the total amount of any outstanding loan or the amount of time within which such loan is to be repaid.

The Plan retained the vesting periods of the participants of the HealthSpring Plan and preserved all of their contributions from the HealthSpring Plan.  No benefit payments were made by the Plan to the participants of the HealthSpring Plan during 2012.

Note 4 - Fair Value Measurements

The Plan carries financial instruments, except notes receivable, at fair value in the financial statements.

Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality.  In instances where there is little or no market activity for the same or similar instruments, the Plan estimates fair value using methods, models and assumptions that the Plan believes a hypothetical market participant would use to determine a current transaction price.  These valuation techniques involve some level of estimation and judgment by the Plan which becomes significant with increasingly complex instruments or pricing models.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

The Plan’s financial assets carried at fair value have been classified based upon a hierarchy defined by GAAP.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with significant unobservable inputs (Level 3). An asset’s classification is based on the lowest level input that is significant to its measurement.  For example, a financial asset carried at fair value would be classified in Level 3 if unobservable inputs were significant to the instrument’s fair value, even though the measurement may be derived using inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Financial Assets Carried at Fair Value

The following table provides information as of December 31, 2013 and 2012 about the Plan’s financial assets carried at fair value on a recurring basis.

2013
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
(In thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:
Common stocks	$564,427	$-	$-	$564,427
Pooled separate accounts:
Fixed maturities	-	75,283	-	75,283
Equity securities	-	1,629,815	-	1,629,815
Fixed Income Fund	-	-	1,709,043	1,709,043
Total assets at fair value	$564,427	$1,705,098	$1,709,043	$3,978,568
2012
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
(In thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:
Common stocks	$375,897	$-	$-	$375,897
Pooled separate accounts:
Fixed maturities	-	76,979	-	76,979
Equity securities	-	1,117,217	-	1,117,217
Fixed Income Fund	-	-	1,638,441	1,638,441
Money market	-	84,806	-	84,806
Total assets at fair value	$375,897	$1,279,002	$1,638,441	$3,293,340

Level 1 Financial Assets

Inputs include unadjusted quoted prices for identical assets in active markets accessible at the measurement date.  Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

Level 1 assets consist of shares of Cigna common stock valued at the closing price reported on the active markets on which Cigna stock is traded.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Level 2 Financial Assets

Inputs include quoted prices for similar assets in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves. An instrument is classified in Level 2 if the Plan determines that unobservable inputs are insignificant.

Level 2 assets consist of investments in pooled separate accounts of PRIAC, investing in fixed income and equity security mutual funds.  Such investments are valued at the net asset value of shares held by the Plan at the end of the year.  The net asset value is the exit price.  The Money Market account is carried at fair value that approximates cost.  The short-term nature of the underlying investments support their classification in Level 2. There have been no significant transfers between Level 1 and Level 2 assets for the years ended December 31, 2013 and 2012.

For the pooled separate accounts held by the Plan, the fair value in total was $1.7 billion at December 31, 2013 and $1.2 billion at December 31, 2012.  Unfunded commitments are not applicable; the redemption frequency is daily; and the redemption notice period is 30 days.

Level 3 Financial Assets

Certain inputs for instruments classified in Level 3 are unobservable (supported by little or no market activity) and significant to their resulting fair value measurement.  Unobservable inputs reflect the Plan’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset at the reporting date.

Level 3 assets consist of the Fixed Income Fund.  The fund invests in a fixed-income portfolio within PRIAC’s general account, which is invested primarily in public and private bonds and commercial mortgages, and is valued on an aggregate basis.  The fund is classified in Level 3 because the key input developed by Prudential into the fund’s valuation, the composite market value factor, is largely based on inputs that are not readily observable in the market. The composite market value factor is determined based on an aggregation of market value factors computed for each investment year represented in the underlying investment assets. Market value factors range from .993757 to 1.1072453 for each investment year included in the composite. The composite market value factor was 1.042318.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Changes in Level 3 Financial Assets Carried at Fair Value

The following table summarizes the changes in financial assets classified in Level 3 for the years ended December 31, 2013 and 2012.  Changes in fair value reported in this table may include amounts attributable to both observable and unobservable inputs.

Level 3 Assets
(In thousands)	2013	2012

	Fixed Income Fund	Fixed Income Fund

Balance, beginning of year	$1,638,441	$1,496,379

Net change in fair value	(43,830)	44,157

Purchases	260,265	215,332

Sales	(206,732)	(182,511)

Reinvestment of income on investments still held	27,356	38,864

Reinvestment of income on investments sold	33,543	26,220

Balance, end of year	$1,709,043	$1,638,441

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 5 - Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

(In thousands)	As of December 31,

	2013	2012
PRIAC Fixed Income Fund
(contract interest rate: 3.90% in 2013 and 4.50% in 2012)	$1,709,043	$1,638,441

Cigna Stock Fund
(6,452,072 shares in 2013 and 7,031,372 shares in 2012)	$564,427	$375,897

PRIAC Dryden S&P 500 Index Fund	$275,851	$209,300

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(In thousands)	For the Years Ended December 31,

	2013	2012

Cigna common stock	$229,665	$83,529

PRIAC pooled separate accounts	404,855	165,757

Net appreciation	$634,520	$249,286

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 6 - Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with PRIAC for the Fixed Income Fund. PRIAC maintains the contributions in a general account. The account is credited with interest, whose rate is set by PRIAC, on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and accumulated interest which are guaranteed to the Plan.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest rate may be changed at any time (but may not be less than 1.5%).  PRIAC must give advance notice of any change in the interest rate to the Plan Administrator. PRIAC sets the interest rate based on the expected investment performance of a pool of assets owned by PRIAC and held in its general account.  Average yields for the Fixed Income Fund are as follows:

	2013	2012

Average earnings yield	3.71%	3.92%
Average crediting rate yield	3.74%	4.18%

A Plan sponsor initiated termination of the contract is an event that could limit the ability of the Plan to transact at contract value within 90 days of termination if, at the termination date, the market value of the assets supporting the contract is less than contract value. In this instance contract value would be paid over time or, at the Plan sponsor's discretion, paid immediately after applying a market value adjustment.  The Plan Administrator does not believe that the occurrence of such event is probable.

Note 7 - Tax Status

The Plan's design and current operations are consistent with all IRS requirements for tax exemption.  This was confirmed by the IRS through issuance to Cigna of a Determination Letter dated July 24, 2012.  Further, management believes that no transaction, plan alteration or other action has been undertaken since issuance of this IRS determination which compromises the Plan's exempt status.  The Plan may be subject to IRS audit but there is no such audit currently in progress, nor has there been one in the recent past.  Tax years that remain open and subject to an audit based on IRS general procedures include 2010 to 2013.

Note 8 - Related Party Transactions and Party in Interest Transactions

The Plan invests in Cigna common stock.  During the year ended December 31, 2013, the Plan purchased shares of Cigna common stock for approximately $18.7 million and sold shares of Cigna common stock for approximately $59.9 million, and experienced net appreciation of approximately $229.7 million.  During the year ended December 31, 2012, the Plan purchased shares of Cigna common stock for approximately $154.5 million, sold shares of Cigna common stock for approximately $179.2 million, and experienced net appreciation of approximately $83.5 million.

The Plan also invests in the Fixed Income Fund and pooled separate accounts, all administered by PRIAC, the Plan’s third party administrator and recordkeeper.  Activity reported by PRIAC for these investments qualify as party in interest transactions.  Fees incurred by the Plan for administrative services are included in Plan expenses and totaled $2.3 million in 2013, and $2.4 million in 2012.  These have been paid directly to PRIAC.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 9 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 10 – Subsequent Events

We have evaluated all events subsequent to June 27, 2014.  There were no subsequent events to report.

SUPPLEMENTAL SCHEDULE

	CIGNA 401(k) PLAN

	FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
	(HELD AT END OF YEAR)

	As of December 31, 2013
	(In thousands)

		Identity of issue, borrower, lessees or similar party	Description	Current Value
*	PRIAC	Fixed Income Fund (contract interest rate: 3.90%)	General Account Contract	$1,709,043

*	Cigna	Cigna Stock Fund	Common Stock	$564,427

*	PRIAC	Dryden S&P 500 Index	Pooled Separate Account	$275,851

*	PRIAC	Large Cap Growth Fund
		Large Cap Growth Fund/American Century Fund	Pooled Separate Account	$119,850
		Large Cap Growth/MFS Fund	Pooled Separate Account	119,850
				$239,700

*	PRIAC	International Stock Fund
		International Growth/Artisan Partners Fund	Pooled Separate Account	$102,635
		International Blend/Thornburg Fund	Pooled Separate Account	102,634
				$205,269

*	PRIAC	Large Cap Value Fund
		Large Cap Value Fund/Wellington Management	Pooled Separate Account	$94,945
		Large Cap Value/Barrow Hanley Fund	Pooled Separate Account	94,945
				$189,890

*	PRIAC	Small Cap Growth Fund
		Small Cap Growth/TimesSquare Fund	Pooled Separate Account	$74,947
		Small Cap Growth/Emerald Fund	Pooled Separate Account	74,946
				$149,893

*	PRIAC	Mid Cap Value Fund
		Mid Cap Value/Cooke & Bieler Fund	Pooled Separate Account	$68,384
		Mid Cap Value/Integrity Fund	Pooled Separate Account	68,383
				$136,767

*	PRIAC	Mid Cap Growth Fund
		Mid Cap Growth/Artisan Partners Fund	Pooled Separate Account	$63,619
		Mid Cap Growth/Westfield Capital Fund	Pooled Separate Account	63,618
				$127,237

*	PRIAC	Blackrock Extended Equity Market Index Fund	Pooled Separate Account	$115,718

*	PRIAC	Small Cap Value Fund
		Small Cap Value/American Century	Pooled Separate Account	$54,135
		Small Cap Value/Vaughan Nelson Fund	Pooled Separate Account	54,134
				$108,269

*	PRIAC	Foreign Stock Index Fund	Pooled Separate Account	$81,221

*	PRIAC	High Yield Bond Fund	Pooled Separate Account	$75,283

		Notes receivable from participants	Participant Loans	$75,017
		(interest rate: 2.36% to 11.50%; maturities 2014-2023)

	*	Indicates party-in-interest to the Plan
		All investments are participant directed; therefore, cost value has been omitted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cigna 401(k) Plan

Date: June 27, 2014	By: /s/ James Wolf
James Wolf
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.